Exhibit 99.2
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
     NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Room Tian Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 13th January, 2009 at 9:00 a.m., for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions of the Company:
ORDINARY RESOLUTIONS
1.	“THAT
(a)	the entering into of the subscription agreement dated 1st December, 2008 (the “Subscription Agreement”) (a copy of which is marked “A” and produced to the meeting and signed by the Chairman for identification purposes) between the Company and Huachen Automotive Group Holdings Company Limited (“Huachen”) in relation to the subscription of 1,313,953,488 new shares (the “Subscription Shares”) at par value of US$0.01 each in the capital of the Company by Huachen at the price of HK$0.43 each Subscription Share (the “Subscription”) be and is hereby approved, confirmed and ratified; and that the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the Subscription contemplated under the Subscription Agreement; and

(b)	subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in, the Subscription Shares, the directors of the Company be and are hereby authorised to issue and allot the Subscription Shares to Huachen at completion of the Subscription Agreement.”
2.	“THAT subject to the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any of his delegates (“Executive”) granting to Huachen (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) and parties acting in concert with it the waiver pursuant to Note 1 on dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers, in respect of the obligations of Huachen and parties acting in concert with it to make a mandatory general offer for all the securities of the Company other than those already owned by Huachen and parties acting in concert with it, which would otherwise arise as a result of the issue and allotment of the Subscription Shares (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) under the Subscription Agreement (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) (“Whitewash Waiver”) and the satisfaction of any conditions(s) attached to the Whitewash Waiver imposed by the Executive, the Whitewash Waiver be and is hereby approved.”
By order of the Board
Brilliance China Automotive Holdings Limited
Lam Yee Wah Eva
Company Secretary
Hong Kong, 23rd December, 2008
* for identification purposes only
Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong

Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.
2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.
5.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or demanded (before or at the declaration of the results of the show of hands in respect of the relevant resolution or on the withdrawal of any other demand for a poll):
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one- tenth of the total sum paid up on all the shares having that right.
6.	The ordinary resolutions numbered 1 to 2 set out in this notice of special general meeting will be put to shareholders to vote taken by way of a poll.

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